                                                                     EXHIBIT 1.1

                                  TRANSLATION

(Seals: UNITED MEXICAN STATES -
HECTOR TREJO ARIAS - NOTARY
PUBLIC 234 OF THE FEDERAL
DISTRICT, MEXICO, D.F.)

INSTRUMENT SIXTY SEVEN THOUSAND NINETY
BOOK ONE THOUSAND THREE HUNDRED THIRTY THREE
FOLIO SIXTY THREE THOUSAND SEVEN HUNDRED FORTY ONE

                  FEDERAL DISTRICT, April twenty six, two thousand two.

                  I, HECTOR TREJO ARIAS, head of notary public office two hundred thirty four of the Federal District, fully identified in this case, acting as an alternate in the protocol of notary office one hundred forty of the Federal District, the head of which is attorney JORGE ALFREDO DOMINGUEZ MARTINEZ, under a substitution agreement executed between both of said persons, hereby record that attorney JOSE ANTONIO SICARD PLIEGO appeared before me and stated that he is the attorney in fact of "EMPRESAS ICA SOCIEDAD CONTROLADORA" SOCIEDAD ANONIMA DE CAPITAL VARIABLE, and further declared that for the purpose of comprising all the bylaws of said company in a single instrument he exhibited to me the following documents:

                  ONE.- A certified copy of deed number ninety seven thousand seven hundred fifty one, dated June one, nineteen seventy nine, executed before notary thirty eight of the Federal District and before the then head of said notary office, attorney Jesus Castro Figueroa, registered in mercantile folio number eight thousand seven hundred twenty three of the Public Registry of Commerce of this entity, by which the company called "EMPRESAS ICA SOCIEDAD CONTROLADORA", SOCIEDAD ANONIMA DE CAPITAL VARIABLE was incorporated.

                  TWO.- A certified copy of deed ninety eight thousand five hundred forty four, dated July twenty, nineteen seventy nine in the protocol of notary thirty eight of the Federal District, before attorney Jesus Castro Figueroa, the head of said notary office at that time and registered in Mercantile Folio number eight thousand seven hundred twenty three of the Public Registry of Commerce of the Federal District, instrument by which "EMPRESAS ICA SOCIEDAD CONTROLADORA", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, through the notarization of the general extraordinary shareholders' meeting held June eleven,
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2

nineteen seventy nine, formalized the amendment of clauses sixth and twenty third of its bylaws.

                  THREE.- A certified copy of deed one hundred one thousand eight hundred forty eight, dated March twenty seven, nineteen eighty, in the protocol of notary thirty eight for the Federal District, before attorney Jesus Castro Figueroa, then head of said notary office, and registered in mercantile folio number eight thousand seven hundred twenty three of the Public Registry of Commerce of said entity, instrument by which "EMPRESAS ICA SOCIEDAD CONTROLADORA", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, formalized the amendments of clauses sixth and thirteenth of its bylaws through the notarization of the minutes of the general extraordinary shareholders' meeting held January three, nineteen eighty.

                  FOUR.- Certified copy of deed twenty thousand four hundred seventy eight, dated September seven, nineteen eighty three of this protocol, executed before the head of the notary office, attorney Jorge Alfredo Dominguez Martinez and registered in mercantile folio number eight thousand seven hundred twenty three of the Public Registry of Commerce of this entity, instrument by which "EMPRESAS ICA SOCIEDAD CONTROLADORA", SOCIEDAD ANONIMA DE CAPITAL VARIABLE formalized the amendment of clauses fifth and twenty eighth of its bylaws through the notarization of the minutes of the general extraordinary shareholders' meeting held May twenty one, nineteen eighty three.

                  FIVE.- Certified copy of deed thirty six thousand, three hundred eighty one dated April twenty seven, nineteen eighty nine of this protocol, executed before the head of this notary office attorney Jorge Alfredo Dominguez Martinez, and registered under mercantile folio number eight thousand seven hundred twenty three of the Public Registry of Commerce in this city, instrument by which "EMPRESAS ICA SOCIEDAD CONTROLADORA", SOCIEDAD ANONIMA DE CAPITAL VARIABLE formalized the amendment of clauses fifty and twenty eighth of its bylaws through the notarization of the minutes of the

(Seals: UNITED MEXICAN STATES -
HECTOR TREJO ARIAS - NOTARY
PUBLIC 234 OF THE FEDERAL
DISTRICT, MEXICO, D.F.)

3

general extraordinary shareholders' meeting held June twenty four, nineteen eighty eight.

                  SIX.- Certified copy of deed thirty nine thousand five hundred fifteen, dated August ten, nineteen ninety in this protocol, executed before the head of this notary office attorney Jorge Alfredo Dominguez Martinez and registered in mercantile folio number eight thousand seven hundred twenty three of the Public Registry of Commerce in this entity, instrument by which "EMPRESAS ICA SOCIEDAD CONTROLADORA", SOCIEDAD ANONIMA DE CAPITAL VARIABLE formalized the amendment of clauses fifth, twenty third and twenty eighth of its bylaws through the notarization of the minutes of the general extraordinary shareholders' meeting held February six, nineteen ninety. SEVEN.- Certified copy of deed forty five thousand forty nine, dated April twenty four, nineteen ninety two in this protocol, executed before the head of this notary office, attorney Jorge Alfredo Dominguez Martinez and registered in mercantile folio number eight thousand seven hundred twenty three of the Public Registry of Commerce of this entity, instrument by which "EMPRESAS ICA SOCIEDAD CONTROLADORA", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, formalized the amendment of various clauses of its bylaws.

                  EIGHT.- Certified copy of deed fifty thousand forty one dated January ten, nineteen ninety four of this protocol, before the head of this notary office, attorney Jorge Alfredo Dominguez Martinez and registered under mercantile folio eight thousand seven hundred twenty three of the Public Registry of Commerce of this city, instrument by which "EMPRESAS ICA SOCIEDAD CONTROLADORA", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, by the notarization of the minutes of the general extraordinary shareholders' meeting held December three, nineteen ninety three, formalized the amendment of clauses sixth and tenth of its bylaws.

                  NINE.- Certified copy of deed fifty thousand five hundred nine dated March two, nineteen ninety four, of this protocol, executed before the head of this notary office, attorney Jorge Alfredo Dominguez Martinez, registered under mercantile folio number eight thousand seven hundred twenty three of the Public
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4

Registry of Commerce of this city, instrument by which "EMPRESAS ICA SOCIEDAD CONTROLADORA", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, formalized the amendment of clauses sixth (first paragraph) and twenty ninth (second paragraph) of its bylaws, and added clause tenth bis to said bylaws through the notarization of the minutes of the General Extraordinary Shareholders Meeting held February twenty eight, nineteen ninety four.

                  TEN.- Certified copy of deed fifty seven thousand one hundred sixty seven dated April twenty five, nineteen ninety seven of this protocol, executed before the head of this notary office, attorney Jorge Alfredo Dominguez Martinez and registered in mercantile folio number eight thousand seven hundred twenty three of the Public Registry of Commerce of this city, instrument by which "EMPRESAS ICA SOCIEDAD CONTROLADORA", SOCIEDAD ANONIMA DE CAPITAL VARIABLE formalized the amendment of the first paragraph of clause sixth of the bylaws of said company through the notarization of the minutes of the general extraordinary shareholders' meeting held April twenty one, nineteen ninety seven.

                  ELEVEN.- Certified copy of deed sixty thousand eleven dated October sixth, nineteen ninety eight in this protocol, executed before the head of this notary office, attorney Jorge Alfredo Dominguez Martinez and registered in mercantile folio number eight thousand seven hundred thirty three of the Public Registry of Commerce of this city, instrument by which "EMPRESAS ICA SOCIEDAD CONTROLADORA", SOCIEDAD ANONIMA DE CAPITAL VARIABLE formalized the amendment of the first paragraph of clause sixth of the bylaws of said company through the notarization of the minutes of the general extraordinary and regular shareholders' meeting held September seventeen, nineteen ninety eight.

                  TWELVE.- Certified copy of deed sixty seven thousand eighty nine dated April twenty six, two thousand two, executed in this protocol before me, pending registration in the Public Registry of Commerce of this city because of the recent date of its grant, instrument by which "EMPRESAS ICA SOCIEDAD CONTROLADORA", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, by the partial notarization of the minutes of the general extraordinary and regular

(Seals: UNITED MEXICAN STATES -
HECTOR TREJO ARIAS - NOTARY
PUBLIC 234 OF THE FEDERAL
DISTRICT, MEXICO, D.F.)

5

shareholders meeting held April nineteen, two thousand two formalized the amendment of clauses tenth, twelfth, thirteenth, seventeenth, eighteenth, twenty ninth, thirtieth and thirty second of its bylaws.

                  I THE NOTARY, with the documents exhibited by the person herein appearing, attest that the current bylaws of "EMPRESAS ICA SOCIEDAD CONTROLADORA", SOCIEDAD DE RESPONSABILIDAD LIMITADA DE CAPITAL VARIABLE read as follows:

                                     CLAUSES
                                   TITLE FIRST
                      NAME, PURPOSE, DOMICILE AND DURATION

                  FIRST.- The name of the company is EMPRESAS ICA SOCIEDAD CONTROLADORA and this name will always be followed by the words SOCIEDAD ANONIMA DE CAPITAL VARIABLE or the abbreviation "S.A. DE C.V."

                                     PURPOSE

                  SECOND.- The purpose of the company is as follows:

                  1.- Primarily, to promote, create and develop construction companies, as well as industrial, tourist and commercial companies.

                  2.- To purchase, dispose of or carry out other legal acts involving shares, certificates of participation, bonds, debentures, equity interest and all kinds of credit instruments issued by Mexican and foreign companies.

                  3.- To act as an agent, representative or commission broker of natural persons or corporate entities, whether Mexican or foreign.

                  4.- To engage in all types of commercial or industrial activities allowed by law.

                  5.- To lend money or borrow money, the direct or indirect purpose of which is to promote the activities referred to in the above purposes.

                  6.- To grant endorsements or guarantee obligations of natural persons or corporate entities with which it has commercial relations or relations of a mutual nature or in those in which it has a capital stock participation, and acquire joint and several obligations with them.
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6

                  7.- To acquire the personal and real properties necessary for its establishment and purchase and sell such others as required to accomplish its purpose.

                  8.- To execute, grant and execute all acts, of any legal nature deemed necessary or appropriate to accomplish the above purposes, including the association with other natural persons or corporate entities.

                  THIRD.- The domicile of the company will be Mexico City, Federal District but it may establish agencies or branches in or out of the Republic, without such circumstance being understood as a change of domicile

                  FOURTH.- The duration of the Company is ninety nine years, starting from January 1, nineteen ninety two.

                  FIFTH.- No foreign person, whether a natural person or a corporate entity, or Mexican company that does not have the foreigners' exclusion clause in its bylaws may have any direct or indirect participation or may own company shares. The Company will never acknowledge rights of shareholders to the above mentioned investors and companies. If for any reason any of said persons, investors or companies acquire an equity interest or become the owner of one or more company shares, thereby contravening the above mentioned provision, it is agreed as of this time that said participation will be null and void and consequently cancelled and the equity interest in question will have no value nor will the certificates that represent it, and the capital stock will be reduced by an amount equal to the value of the cancelled participation.

                                  TITLE SECOND

                  SIXTH.- The capital stock is variable. The minimum fixed capital not subject to withdrawal is $480,713,069.11 represented by 434,971,287 registered common no-par shares, fully subscribed for and paid in.

                  The variable portion of the capital stock may not be higher than ten times the amount of the minimum fixed portion without the right of withdrawal and will be represented by registered no-par shares.

                  There will be only one class of shares, which will grant equal rights and obligations to their holders.

(Seals: UNITED MEXICAN STATES -
HECTOR TREJO ARIAS - NOTARY
PUBLIC 234 OF THE FEDERAL
DISTRICT, MEXICO, D.F.)

7

                  Each share issue for an increase of the capital stock or for any other reason will constitute a series which will be designated with a consecutive number followed by the year, unless the shareholders' meeting resolves otherwise.

                  Companies in which this company is the majority stockholder or holds a majority equity interest may never invest, directly or indirectly in shares of this Company or of any other company which is a majority shareholder of this Company, or which without being so, said companies know that it is a shareholder of this company, except in the case that said companies acquire shares of this Company to comply with sales options or plans granted or designed or that may be granted or designed in favor of the employees of said company.

                  SEVENTH.- The capital stock may be increased by a resolution of a general regular or extraordinary shareholders' meeting, as the case may be, in accordance with the rules contained in this Clause. Increases of the fixed minimum portion of the capital stock may only be decreed and the limit of the variable portion may only be modified by a resolution of the Extraordinary Shareholders' Meeting and the resulting amendment of these bylaws. The Company may increase its capital and issue unsubscribed shares for placement among the general public, pursuant to the provisions of Article 81 of the Securities Market Law.

                  Within the limits stipulated in Clause Sixth of these bylaws, increases of the variable portion of the capital stock may be effected by a resolution of the General Regular Shareholders' Meeting and the respective minutes must be notarized, without the need of amending the bylaws or of registering the respective deed in the public registry of commerce. No increase may be decreed before all shares previously issued have been fully paid in. When adopting the respective resolutions, the Shareholders' Meeting that resolves upon the increase or any subsequent Shareholders' Meeting will determine the term and rules in accordance with which said increase is to be carried out.

                  Shares issued in virtue of an increase of the variable portion of the capital stock and which by a resolution of the Meeting that resolved upon their issue must be deposited in the Company Treasury to be surrendered as they are
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8

subscribed, may be offered for subscription and payment by the Board of Directors according to the powers granted to the Board by the Shareholders' Meeting, in every case giving Company shareholders the preference referred to in this article. Capital stock increases may be effected by a capitalization of reserve of profits pending application or surpluses or by payment in cash or in kind. In increases by capitalization of reserves, profits pending application or surpluses, all holders of shares that are subscribed, paid and outstanding at the time of said increase will be entitled to the proportional part corresponding to them of the new shares issued as a result of the capitalization.

                  In increases by payment in cash or in kind, shareholders of shares that are subscribed, paid in and outstanding at the time the increase is determined will have a preference to subscribe the new shares issued or placed in circulation throughout a period of fifteen days starting from the date of publication of the respective notice in the official newspaper of its domicile and in one of the most widely distributed newspapers at the corporate domicile or calculated as of the date the Meeting is held, if all the shares into which the capital stock is divided are represented at the meeting.

                  If after the expiration of the term during which shareholders were entitled to exercise the preferential right granted to them by this Clause, there remained unsubscribed shares, they are to be offered for subscription and payment under the conditions and terms determined by the meeting that resolved upon the capital stock increase or in the terms determined by the Board of Directors, in such case, at a price that may not be lower than the price at which they were offered to the Company shareholders for subscription and payment.

                  Every capital stock increase must be registered in the registry book to be kept by the Company for said purpose.

                  EIGHTH.- Reductions of the fixed portion of the capital stock will be made by resolution of the Extraordinary Shareholders' Meeting and the resulting amendment of the bylaws, complying in such case, with the provisions of article ninth of the General Law of Commercial Companies. Except in the case where a reduction of the capital stock results from the exercise of the withdrawal right

(Seals: UNITED MEXICAN STATES -
HECTOR TREJO ARIAS - NOTARY
PUBLIC 234 OF THE FEDERAL
DISTRICT, MEXICO, D.F.)

9

referred to in Clause Ninth of these bylaws, the reductions of the variable portion of the capital stock may be resolved by a Regular Shareholders' Meeting, the only formality required being that the respective minutes be notarized, without the need of registering the respective deed in the Public Registry of Commerce.

                  The capital stock may be reduced to absorb losses, reimburse shareholders or discharge them from payments not made, and for cases where shareholders exercise the withdrawal right referred to in Clause Ninth of these Bylaws. Capital stock reductions to absorb losses will be effected without the need of extinguishing shares, in virtue of the fact that they are no-par shares.

                  NINTH.- The reduction of the variable portion of the capital stock may be effected by a partial or complete withdrawal of shareholders' contributions, following a bona fide notice given to the Company, of their intention to withdraw, which will be effective at the end of fiscal period in question, if notice is received prior to the last quarter of the fiscal period, and at the end of the following period, if received at a later time. However, shareholders may not exercise their right of withdrawal if as a result of said withdrawal the fixed portion of the capital stock not subject to withdrawal is affected.

                  If the company receives requests for withdrawal that results in reducing the capital stock to less than the minimum, the Company will be required to satisfy only those requests that will not produce said result, giving preference to the first received, in terms of time.

                  If the Company simultaneously receives various requests for withdrawal, the effect of which is to reduce the capital stock to less than the minimum, the Company will reimburse only those shares whose reimbursement does not cause a reduction of the capital stock to less than a minimum and said reimbursement will be effected in respect to each requesting shareholder, proportionately to the number of shares, the reimbursement of which was requested simultaneously.

                  The procedure for exercising the right of withdrawal, in addition to complying with the provisions of Articles 220 and 221 of the General Law of Commercial Companies, will be subject to the condition that the respective

10

reimbursement will be paid in accordance with the lower of the following two values: 95% of the quotation value on the Stock Exchange, obtained from the average number of transactions effected throughout the thirty days in which the Company shares were quoted prior to the date on which the withdrawal is to be effected, or the book value of shares according to the financial position corresponding to the close of the period in which the withdrawal is to be effected, previously approved by the General Regular Shareholders Meeting.

                  Payment of the reimbursement will be enforceable against the Company as of the date following the holding of the General Regular Shareholders Meeting that approved the financial situation statements for the period in which the withdrawal is to be effected.

                  All reductions of the capital stock will be registered in a specific book to be maintained by the Company for these cases.

                  TENTH.- The company may acquire shares of its own capital stock pursuant to article fourteen Bis 3 through the Securities Exchange, at the current market price, and the prohibition established in the first paragraph of article one hundred thirty four of the General Corporation Law will not apply, provided that the purchase is made against the stockholders equity so long as said shares pertain to the company or, in such case, to the capital stock in the event that it is resolved to convert them into treasury shares in which case a resolution of the Shareholders Meeting will not be required.

                  The General Regular Shareholders Meeting must expressly resolve, for each fiscal period, the maximum amount of funds that may be appropriated to purchase its own shares, the only limitation being that the total amount of funds that may be appropriated to said purpose may never be higher than the total balance of net profits of the company, including withheld profits. On the other hand, the Board of Directors will designate for such purpose the one or more persons responsible for acquiring and placing the shares of the Company.

                  So long as shares pertain to the Company, they may not be represented at Shareholders Meetings at any time.

(Seals: UNITED MEXICAN STATES -
HECTOR TREJO ARIAS - NOTARY
PUBLIC 234 OF THE FEDERAL
DISTRICT, MEXICO, D.F.)

11

                  Company shares that pertain to the company or in such case, treasury shares, without detriment to the provisions of the General Corporation Law, may be placed among the public investors, and for this latter case, the increase of the capital stock will not require a resolution of a Shareholders Meeting or a resolution of the Board of Directors for their placement.

                  Purchase and placement transactions may never give rise to a case in which they exceed twenty five percent of the capital stock, in the case of shares other than ordinary shares, or that results in a failure to comply with the requirement to maintain the registration on the list of securities of the Exchange in which they are quoted.

                  The purchase and placement of shares contemplated in this clause, the reports on them which are to be presented to the General Regular Shareholders Meeting, the rules for reflecting them in the financial information as well as the form and terms in which these transactions are announced to the National Banking and Securities Commission, to the respective Stock Exchange and to the public investor will be subject to the general provisions issued by cited Commission.

                  TENTH BIS.- In the event of a cancellation of registration of the Company shares in the Securities Section of the National Registry of Securities and Brokers, whether at the request of the Company or by resolution of the National Securities Commission in the terms of the Law, shareholders who have control of the Company will be required to make a public purchase offer prior to their cancellation. Shareholders who hold control of the Company will be required to make a public offer for purchase at the price which is the higher of the average of the closing price for transactions effected during the last thirty days during which the shares were quoted, or the accounting value of the shares, according to the last quarterly report presented to the National Securities Commission and to the Mexican Securities Exchange prior to the offer. Notwithstanding the foregoing, shareholders who have control of the Company will not be required to make a public offer if it is evidenced that cancellation of the registration was resolved by all the shareholders.

12

                  This clause may only be modified by a resolution of the Extraordinary Shareholders' Meeting with a minimum voting quorum of 95% of the capital stock and the prior approval of the National Securities Commission.

                  ELEVENTH.- Shares will be represented by certificates which must satisfy the requirements of article 125 of the General Corporation Law; they may cover one or more shares and will be consecutively numbered and signed by two members of the Board with their handwritten or facsimile signature.

                  In the event of a loss, destruction or theft of one or more share certificates, the owner may request the issue of new certificates, subject to the provisions of the General Law of Credit Instruments and Transactions. Expenses involved in the issue of the new certificates will be on the account of the interested party.

                  The Company will maintain a share registry in the terms of
Article 128 of the General Corporation Law. The Company will consider as the legitimate holder of the shares the person who is registered as such in said Registry. At the request of any interested party, following the necessary proof, the Company will register in said book the share transfers and conversions effected. The Registry Book will remain closed from the third day prior to the holding of each Shareholders Meeting until the day following said holding, during which no registration will be made in said Book.

                                   TITLE THIRD
                        COMPANY MANAGEMENT AND VIGILANCE

                  TWELFTH.- Company management will be vested in the Board of Directors formed by at least five and a maximum of twenty members of the Board of whom at least twenty five percent must be independent. For each standing member, an alternate will be designated; his designation will be made at the suggestion of the standing director previously established for his substitution, forming a staff for the purpose of obtaining an effective participation. The alternate member of the independent director will have the same status.

                  Substitutions will be made in the event of a resignation or temporary absence of the standing members. The alternate will continue in office until the

(Seals: UNITED MEXICAN STATES -
HECTOR TREJO ARIAS - NOTARY
PUBLIC 234 OF THE FEDERAL
DISTRICT, MEXICO, D.F.)

13

cause that gave rise to the absence of the standing member disappears or until the Meeting makes a new designation.

                  The Board of Directors must be formed by equity directors; equity directors are defined as those who have a share participation in the company and who render services to the company, and by independent directors who, because of their experience, capacity and professional prestige, have been invited to participate as members of the Board of Directors.

                  The Board of Directors will designate from among its members the person who is to act as the Chairman of the Board and in the event of the latter's temporary absence, the General Attorney of the Company will preside and in the absence of both, the independent director with the greatest seniority and who is an attorney-at-law will preside.

                  In the event of a permanent absence of the Chairman, the Board of Directors will be called. The meeting will be presided over by the General Attorney in order to designate the new Chairman among the directors already designated. The General Attorney may not be designated as a candidate in the election process for the new Chairman.

                  The Secretary of the Board of Directors will be named by the Board. The designation will be made independently of the positions or status held by the person designated within or outside the company.

                  In addition to the Chairman of the Board, there may be a President and one or more vice-presidents of the Company who will be named by the Board of Directors. The President and the one or more Vice-presidents must be Mexican and may be shareholders, members of the Board or persons unrelated to the Company; they will represent the Company and will have the powers granted to them at the time they are designated.

                  One or more Directors, Managers and Assistant Managers may also exist; they will be designated by the Board of Directors and will have the powers granted to them at the time of their designation.

14

                  The persons who hold these positions may be shareholders, members of the Board, members of other administrative bodies or persons unrelated to the Company.

                  The Chairman of the Board will have the powers and the responsibilities attributed to him by the laws and these bylaws and particularly powers to comply and see to compliance with the laws, these Bylaws and the resolutions of the Shareholders Meeting and of the Board of Directors. The Chairman will have the tie-breaking vote.

                  THIRTEENTH.- The General Regular Shareholders Meeting will have the power to designate the number of standing members of the Board of Directors as it deems appropriate so that they may constitute the Executive Committee as temporary and revocable agents. The General Regular Shareholders Meeting may designate, in addition, other standing or alternate members of the Board of Directors so that, with the same status of temporary and revocable agents, they may act as alternate members of the Executive Committee and substitute for standing members during temporary or definitive absences of the former; the General Regular Shareholders Meeting will determine how said alternate members are to fulfill their duties.

                  The Executive Committee of the Company, as a collegiate body, will act and adopt its resolutions by the majority vote of its members and will have the powers and rights referred to in paragraphs a) to g) inclusive of Clause Seventeenth of these bylaws.

                  The Executive Committee will inform the Board of Directors of the resolutions adopted when exercising the powers conferred upon it by this clause, at least annually or when in the judgment of the Committee, facts or acts that are significant for the Company occur.

                  The Executive Committee will have the power to designate from among its members, the persons who will act as the Chairman and Secretary of the Company, as well as the power to determine the dates for their meetings, with the understanding that the Chairman of the Executive Committee must be a standing member of the Board of Directors and the Secretary of the Executive Committee

(Seals: UNITED MEXICAN STATES -
HECTOR TREJO ARIAS - NOTARY
PUBLIC 234 OF THE FEDERAL
DISTRICT, MEXICO, D.F.)

15

may either be a standing member or an alternate member or the Secretary or Pro-secretary of the Board of Directors. The Chairman will have the tie-breaking vote.

                  The Executive Committee may not delegate all of its powers to anyone, but it may grant general and special powers when deemed appropriate and determine the persons who are to carry out its resolutions. In the absence of said designation, both the Chairman and the Secretary will be authorized to execute them.

                  The Examiner will meet with the Committee and for this purpose, he must be duly called. The Examiner will have the right to speak but not to vote.

                  The General Regular Shareholders Meeting will create an Auditing Committee which will be formed by directors, the presiding director and the majority of whom must be independent; meetings must be attended by the one or more Examiners who will attend as guests with the right to speak but not to vote.

                  The Auditing Committee will have the following duties, among others:

                  a) Prepare an annual report on its activities and present it to the Board of Directors which in turn will present it to the Shareholders Meeting.

                  b) Issue an opinion and for this, if applicable, propose that independent specialists be retained when deemed appropriate, in respect to transactions with affiliates as referred to in clause Seventeenth regarding powers of the Board of Directors that may not be delegated.

                  FOURTEENTH. The Directors and, in such case, members of the Committees, may be or may not be Company shareholders; they will hold office for one year and may be reelected and will continue in office until their successors are appointed and take office.

                  FIFTEENTH.- All shareholders or group of minority shareholders who represent ten percent of the capital stock will be entitled to name one Director and his respective alternate. The persons who exercise this right may not participate in the designation of the remaining Directors.

16

                  The designation of the Director or Directors appointed by the minorities may only be revoked when the designation of all the others Directors is also revoked.

                  SIXTEENTH.- The Board of Directors will operate legally with the attendance of the majority of its members and its resolutions will be adopted by a majority vote.

                  In the event of a tie, the Chairman will have the tie-breaking vote.

                  SEVENTEENTH.- To attain a strategic vision of the Company, the Board of Directors will be in charge of managing all its business and it is vested with the broadest powers to carry out all necessary or appropriate transactions according to the nature and purpose of the Company, except for the acquisition or sale of shares or those consisting of the exercise of the right of withdrawal that corresponds to this Company, for its participation in variable capital companies, in which case an authorization from the General Regular Shareholders Meeting will be required, if within the then-current corporate period of the Company, any of the following occurs either simultaneously or consecutively:

                  1) The purchase value of shares of another company is higher than 20% of the shareholders' equity according to the last statement of the financial position of this Company;

                  2) The sale value of shares of another company is higher than 20% of the shareholders' equity according to the last financial position statement of this Company;

                  3) The exercise of the withdrawal right in variable capital companies represents the reimbursement of shares, the value of which is higher than 20% of the shareholders' equity, according to the last financial position statement of this Company.

                  The Board of Directors will have the following powers which may not be delegated:

                  Approve transactions that do not fall under the ordinary course of activity of the business and that are intended to be carried out between the company and its partners, with persons who form a part of management or with

(Seals: UNITED MEXICAN STATES -
HECTOR TREJO ARIAS - NOTARY
PUBLIC 234 OF THE FEDERAL
DISTRICT, MEXICO, D.F.)

17

whom these persons maintain equity ties, or in such case persons who are blood relatives or relatives by marriage up to the second degree, the spouse or concubine: the purchase or sale of ten percent or more of the assets; the posting of guarantees for an amount higher than thirty percent of the assets, as well as transactions other than the foregoing that represent more than one percent of the company assets. The members of the Board of Directors will be responsible for the resolutions they adopt in connection with these matters, except in the case where the director has declared his disagreement at the time the act in question is discussed and resolved.

                  In addition, it will have the following powers which it may delegate:

                  a) Carry out all transactions inherent in the Company's purpose or that result directly or indirectly from it and carry out acts of administration and strict domain.

                  b) Represent the Company in judicial and administrative matters and before persons and authorities of every kind, with a general power of attorney for lawsuits and collections, with all the general powers including the special powers that require a special power or clause by Law; initiate and abandon suits of all kind, including the amparo suit; prepare and answer interrogatories; arrive at transactions; submit to arbitration; file criminal complaints and charges and become a coadjutant of the Public Prosecutor until obtaining the remedy of damages caused by punishable acts.

                  c) Grant, subscribe and endorse all types of credit instruments and documents.

                  d) Grant guarantees on behalf of the company when deemed appropriate.

                  e) Delegate its powers to one or more Directors for the performance of specific acts, determining their powers and duties.

                  f) Grant general and special powers of attorney, whether delegating or substituting their powers (but conserving them) and revoke them, including those required to file criminal complaints and charges.

                  g) Create Special Committees or designate specific officers to ensure that the shareholders and the market have access to the Company's public

18

information; establish internal control mechanisms; ensure that the Company has the necessary mechanisms to prove that it complies with the various legal provisions applicable to it; and regularly evaluate the performance of the Chairman and the top level officers of the Company, indicating to them their attributes, with the understanding that said bodies or officers who will constitute the presidency must be equity directors, and the other members may be equity, independent directors or officers, acting as an extension of the Board of Directors or the Executive Committee to provide them with support in making decisions on various matters. These bodies or officers do not constitute an executive body and do not assume functions that correspond to the Board of Directors and to the Executive Committee in the operating areas of the Company.

                  h) Name the one or more Directors, Managers and Assistant Managers necessary for the functioning of the Company and grant them the powers deemed necessary, and revoke their designations.

                  i) Determine how the Company shares will be voted at General Extraordinary and Regular Shareholders Meetings of companies in which the Company is the majority shareholder, delegating as of this time said powers to the officer with powers to attend the Meetings in question.

                  j) Call General and Special Shareholders Meetings and approve the financial information of the Company that is to be presented to the General Regular Shareholders Meeting.

                  All others granted by these Bylaws, the General Shareholders Meeting and the law.

                  EIGHTEENTH.- The Board of Directors will meet every three months at least and provided that it is called by the Chairman, by twenty five percent of the Directors or any of the company Examiners. The Examiner is to be called to all meetings of the Board and to all meetings of those intermediate consultation bodies in which the Board of Directors has delegated powers, and the Examiner will attend them with the right to speak but not to vote. Meetings will be held in Mexico City or elsewhere in national territory as resolved by the Board.

(Seals: UNITED MEXICAN STATES -
HECTOR TREJO ARIAS - NOTARY
PUBLIC 234 OF THE FEDERAL
DISTRICT, MEXICO, D.F.)

19

                  Calls to said meetings are to be sent to those who are required to attend at least five days in advance of the date of the event.

                  The Agenda or a list of items to be addressed and resolved is to be sent with the call.

                  NINETEENTH.- The following are the powers and obligations of the Secretary of the Board:

                  I.- To act as Secretary at Meetings of the Board and at General Shareholders Meetings.

                  II.- To keep the corporate books required by law and any others required under the Bylaws, that are not specifically assigned to another Company officer or employee.

                  III.- Have minutes of Meetings of Shareholders and Meetings of the Board notarized when so ordered by the Bylaws and when appropriate according to law; issue simple copies and certificates or excerpts of minutes of Meetings of the Board and Shareholders Meetings as well as of entries that appear in his books, authorizing them with his signature.

                  IV.- All other powers conferred by these Bylaws.

                  TWENTIETH.- The Chairman of the Board will preside over its meetings and in his absence the Director elected by the persons in attendance will do so. In the absence of the Secretary of the Board, the person designated by the Director who presides over the meeting will act as secretary.

                  TWENTY-FIRST.- Minutes will be drawn up of all Meetings of the Board by the Secretary, recording the items addressed and the resolutions adopted. Said minutes will be transcribed in the respective Book of Minutes and will be signed by the persons who acted as Chairman and Secretary of the meeting, as well as by the one or more Examiners if they attend.

                  TWENTY-SECOND.- To perform their duties, members of the Board and of the Committee created in the terms of Clause Thirteenth hereof, the President, Vice-Presidents, Directors, Managers and Assistant Managers of the Company will post any of the following guarantees:

20

                  a) They will deliver to the company the sum of $1,000,000 (ONE MILLION PESOS, MEXICAN CURRENCY).

                  b) They will post a bond in the amount mentioned above.

                                  TITLE FOURTH
                                COMPANY VIGILANCE

                  TWENTY THIRD.- Company vigilance will be vested in one or more Examiners designated by the General Regular Shareholders' Meeting and they may be shareholders or persons unrelated to the Company. The Shareholders' Meeting may designate at its discretion the alternate Examiners who will take office in the order in which they were designated, in the absence of the standing Examiners, due to resignation or the impossibility declared by them to continue performing their duties, and they will remain in office until the impossibility to perform disappears or the Meeting makes a new designation.

                  TWENTY FOURTH.- The one or more Examiners will hold office for one year and will cease to perform their duties at the time their substitutes have been designated and take office.

                  TWENTY FIFTH.- Examiners will have the powers granted to them by the General Corporation Law.

                  TWENTY SIXTH.- To perform their duties, Examiners will post either of the guarantees mentioned in Clause Twenty Second of these Bylaws.

                                   TITLE FIFTH
                     THE FISCAL PERIOD AND THE BALANCE SHEET

                  TWENTY SEVENTH.- The fiscal period will run from January 1 to December 31 of each year.

                  TWENTY EIGHTH.- Upon the conclusion of each fiscal period, the Board of Directors will prepare a balance sheet in the terms of article 172 of the General Corporation Law; this balance sheet is to be concluded and delivered to the Examiner or Examiners no later than at the end of the third month following the close of the period and in respect to which the Examiner or Examiners will render their opinion in the terms of the law.

(Seals: UNITED MEXICAN STATES -
HECTOR TREJO ARIAS - NOTARY
PUBLIC 234 OF THE FEDERAL
DISTRICT, MEXICO, D.F.)

21

                  In respect to said balance sheet, the provisions of Articles one hundred seventy three to one hundred seventy seven of cited Law will apply.

                                   TITLE SIXTH
                              SHAREHOLDERS MEETINGS

                  TWENTY NINTH.- General Shareholders Meetings will be held in accordance with the provisions of the General Corporation Law. Calls to said meetings are to be published and will indicate the place, date and time and the items to be discussed, in one of the most widely distributed newspapers in the Federal District, at least 15 calendar days in advance of the date for the meeting. Meetings may be held without prior call if holders of all the shares are present. From the time the call is published for the Shareholders' Meeting, the information and the documents related to each one of the points on the Agenda are to be immediately available to the shareholders at no cost.

                  Shareholders entitled to vote, including a limited or restricted vote, who represent at least 10 percent of the capital stock, may request that a General Regular Shareholders meeting be called in the terms of article one hundred eighty four of the General Corporation Law.

                  The Meeting is the supreme authority of the Company and all other bodies will be subject to its resolutions or accords. General Regular Shareholders Meetings will be held on the day designated by the Board of Directors, but in any case they will meet at least once a year within the four months following the close of the fiscal period and they will address the items indicated in article one hundred eighty one of the General Corporation Law. Said meetings will also analyze the report regarding the consolidated and unconsolidated financial statements of the issuer referred to in the general points of article one hundred seventy two of the General Corporation Law, relative to the immediately preceding period of the Company, when the Company holds fifty percent or more of the capital of other companies or when under any title it has the power to determine their management, provided that said investment is at least twenty percent of the shareholders' equity of the issuer or more. The issuer will be required to publish both financial

22

statements in the form and with the frequency established by article one hundred seventy seven of the General Corporation Law.

                  Shareholders representing at least fifteen percent of the capital stock may directly exercise civil liability actions against the administrators, provided that they satisfy the requirements of article one hundred fifty three of the General Corporation Law. Said action may also be exercised in respect to the Examiners and members of the Auditing Committee, adjusting to cited legal precept. Shareholders' with shares that grant a voting right, including a limited or restricted right, who constitute at least ten percent of the shares represented at a meeting may request that voting be postponed on any item in respect to which they consider that they are not sufficiently informed, adjusting to the terms and conditions of article one hundred ninety nine of the General Corporation Law.

                  Shareholders with voting right shares, including limited or restricted voting rights, that represent at least twenty percent of the capital stock may object judicially to resolutions of General Meetings in respect to which they are entitled to vote, provided that they satisfy the requirement of article two hundred one of the General Corporation Law; also applicable is article two hundred two of cited Law.

                  THIRTIETH.- In order for shareholders to be entitled to attend Meetings, they will deposit their shares with a securities depository or will leave them in the possession of the Secretary of the Board at the offices established at the corporate domicile or with a credit institution in Mexico or abroad.

                  The deposits made to the Company are to be made at least two days prior to the day indicated for the meeting. An admission card to the Meeting will be given against the shares deposited and it will express the number and class of shares it covers, the name of the shareholder and the number of votes corresponding to it. If the deposit is made with a credit institution, also to be presented to the Company at least two days prior to the date set for the meeting is the respective proof of deposit against which the admission card to the Meeting will be delivered. The shares and the certificates exhibited will be returned after the Meeting has been held in exchange for the voucher that was issued.

(Seals: UNITED MEXICAN STATES -
HECTOR TREJO ARIAS - NOTARY
PUBLIC 234 OF THE FEDERAL
DISTRICT, MEXICO, D.F.)

23

                  Moreover, persons who attend Shareholders Meetings of the issuer as proxies may take the option to evidence their legal personality by a power of attorney granted on the format prepared by the issuer, which must satisfy the following requirements:

                  1) Indicate clearly the name of the issuer as well as the agenda. The items referred to in articles one hundred eighty one and one hundred eighty two of the General Corporation Law may not be included under the items entitled Miscellaneous; and

                  2) They will contain space for the instructions indicated by the grantor for the exercise of the proxy.

                  The issuer will maintain at the disposal of brokers in the Securities Exchange who evidence that they represent shareholders of the issuer, throughout the period referred to in article one hundred seventy three of the General Corporation Law, formats of the proxies so that they may timely deliver them to their principals.

                  The Secretary of the Board of the issuer will be required to verify the observance of...

                  THIRTY FIRST.- Meetings will be chaired by the Chairman of the Board of Directors and in his absence by the person designated by the Meeting. The Secretary of the Board will act as the Secretary of the Meeting and in his absence the person designated by the Chairman or the Meeting. The Chairman will name the inspector of election at his discretion to prepare the respective attendance list.

                  Minutes will be drawn up of the Meetings and will be signed by the person who presides over them, by the person who acts as Secretary, by the Inspectors of Election and by the Examiner when he attends.

                  Copies, certificates or extracts of minutes of Meetings that are required to be issued for any reason will be authorized by the Secretary of the Board.

                                  TITLE SEVENTH
                                   THE RESULTS

24

                  THIRTY SECOND.- The net profits obtained during each fiscal period will be distributed as follows:

                  1.- 5% (five percent) will be separated to constitute the legal reserve until it amounts to one fifth of the capital stock, and if it diminishes, it will be replenished in the same way, in the terms of article 20 of the General Corporation Law.

                  2.- The amount as agreed by the General Shareholders Meeting to constitute one or more welfare funds will be set aside.

                  3.- Any balance will be distributed as decided by the Meeting.

                                  TITLE EIGHTH
                   DISSOLUTION AND LIQUIDATION OF THE COMPANY

                  THIRTY THIRD.- The Company will be dissolved in the cases contemplated in the General Corporation Law.

                  THIRTY FOURTH.- Upon dissolution of the Company, it will be placed in liquidation which will be in charge of one or more liquidators who will be named by the Shareholders Meeting.

                  THIRTY FIFTH.- Except as resolved by the General Shareholders Meeting, the one or more liquidators will have the powers conferred upon them by Article two hundred forty two of the General Corporation Law and they will distribute the remainder among the shareholders, subject to the rules established in Article one hundred thirteen, two hundred forty seven and two hundred forty eight of cited Law and in these Bylaws.

                               GENERAL PROVISIONS

                  For anything not stipulated herein, the provisions of the General Corporation Law will govern.

(Seals: UNITED MEXICAN STATES -
HECTOR TREJO ARIAS - NOTARY
PUBLIC 234 OF THE FEDERAL
DISTRICT, MEXICO, D.F.)

25

                  THE PERSON HEREIN APPEARING gave the following background data: he is Mexican by birth, born in the Federal District on March ten, nineteen thirty one, married, attorney at law, domiciled at Mineria one hundred forty five, colonia Escandon in this City.

                                      NOTES

                  If the complementary notes are required they will be made or continued, in such case, on the two interior faces and on the rear outside cover in which the documents of the appendix have been placed in numerical order. Consequently, I place said cover on cited appendix, except that it is marked with the letter "A".

                  I THE NOTARY HEREBY ATTEST.

                  I.- That the person appearing is known to me and I consider him to be legally qualified.

                  II.- That what is inserted and expressed herein faithfully and exactly agrees with the originals to which I refer. In addition, all the statements of the person appearing, in which written background data is mentioned, coincide with the documents which I had before me in which these facts are recorded, with no further exceptions than those I expressly made in each case.

                  III.- That the amounts in pesos expressly referred to as "old pesos" mentioned in this instrument, whose temporary reference is prior to January first, nineteen ninety three, are now also in pesos, but diminished to one thousandth.

                  IV.- In regard to this instrument and in respect to the person herein appearing:

                  A).- I informed him of his right to read this instrument personally and his right to have the content explained to him by the undersigned.

                  B).- This instrument was read completely and I explained its content;

                  C).- I informed him of the legal value, consequences and scope of its content;

                  D).- He expressed his full understanding in regard to all of the foregoing; and

26

                  E).- He declares his consent hereto and signs it before me on the twenty sixth day of the month of its date at which time I IMMEDIATELY AND DEFINITIVELY AUTHORIZE it. I ATTEST.

                  JOSE ANTONIO SICARD PLIEGO.- Signature

                  HECTOR TREJO ARIAS.- Signature.- Authorization seal

                               COMPLEMENTARY NOTES

                  NOTE FIRST.- On April 26, 2002, I issued the first and second transcripts in their order, 1st and 2nd, which are issued for the company for legal uses. Each consists of fifteen pages.- FOR THE RECORD.- HECTOR TREJO ARIAS.- Signature.

THIS IS A THIRD TRANSCRIPT WHICH IS ISSUED FOR "EMPRESAS ICA SOCIEDAD CONTROLADORA" SOCIEDAD ANONIMA DE CAPITAL VARIABLE FOR LEGAL USES.- IT IS THIRD IN ITS ORDER OF ISSUE.- IT CONSISTS OF FIFTEEN PAGES THAT ARE COLLATED AND PROTECTED BY KINEGRAMS, WHICH MAY NOT HAVE CONSECUTIVE NUMBERING.- FEDERAL DISTRICT, OCTOBER SIXTEENTH, TWO THOUSAND TWO.- I ATTEST.

                              (Illegible signature)

                (Seal United Mexican States - Hector Trejo Arias
            Notary Public 234 of the Federal District, Mexico, D.F.)

HECTOR TREJO ARIAS, HEAD OF NOTARY OFFICE TWO HUNDRED THIRTY FOUR FOR THE FEDERAL DISTRICT CERTIFIES THAT THIS COPY CONSISTING OF FIFTEEN PAGES IS A TRUE REPRODUCTION OF THE ORIGINAL WHICH I HAD BEFORE ME. THIS CERTIFICATE DOES NOT PREJUDGE ON THE CONTENT OR AUTHENTICITY OF THE ORIGINAL FROM WHICH THIS COPY WAS TAKEN. THIS COLLATION WAS REGISTERED ON THIS DATE UNDER NUMBER TWO THOUSAND ONE HUNDRED EIGHTY FIVE IN BOOK SIX OF THE REGISTRY OF COLLATIONS OF NOTARY OFFICE NUMBER ONE HUNDRED FORTY OF THE FEDERAL DISTRICT IN WHICH THE UNDERSIGNED ACTS UNDER A SUBSTITUTION AGREEMENT EXECUTED WITH THE HEAD OF SAID NOTARY OFFICE, ATTORNEY JORGE ALFREDO

(Seals: UNITED MEXICAN STATES -
HECTOR TREJO ARIAS - NOTARY
PUBLIC 234 OF THE FEDERAL
DISTRICT, MEXICO, D.F.)

27

DOMINGUEZ MARTINEZ.- I ATTEST.- FEDERAL DISTRICT, OCTOBER 16, 2002.